# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Amplify Energy Corp., CIK 0001533924
CUSIP: 03212B103
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 500 DALLAS STREET, SUITE 1700, HOUSTON, Texas (TX), 77002
Date of event which requires filing of this statement: 04/15/2025
Filed by CIK 0002014854
Persons authorized to receive notices and communications: Andrew Raby, Faegre Drinker Biddle & Reath LLP, 320 South Canal Street, Suite 3300, Chicago, Illinois (IL), 60606, (312) 569 1171

## Reporting persons
- Stoney Lonesome HF LP (CIK 0002014854): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 2,830,347; shared voting power 0; sole dispositive power 2,830,347; shared dispositive power 0; aggregate amount beneficially owned 2,830,347 (7% of the class)
- The Drake Helix Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); member of a group; source of funds: working capital (WC); sole voting power 83,000; shared voting power 0; sole dispositive power 83,000; shared dispositive power 0; aggregate amount beneficially owned 83,000 (.2% of the class)
- Clint Coghill: type of reporting person: individual (IN); citizenship or place of organization: Illinois (IL); member of a group; source of funds: personal funds (PF); sole voting power 2,410; shared voting power 0; sole dispositive power 2,410; shared dispositive power 0; aggregate amount beneficially owned 2,410 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Amplify Energy Corp.
Address of issuer's principal executive offices: 500 DALLAS STREET, SUITE 1700, HOUSTON, Texas (TX), 77002

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Stoney Lonesome HF LP, The Drake Helix Holdings, LLC, and Clint Coghill (each, a "Reporting Person").
Residence or business address: 222 S Riverside Plaza Ste 15-155, Chicago IL 60606.
Present principal occupation or employment: Clint Coghill is a successful money manager, software entrepreneur, and philanthropist. His Chicago- based family office invests via a number of entities, such as Stoney Lonesome HF, LP and The Drake Helix Holdings, LLC
Criminal convictions in the last five years: None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.
Citizenship: Clint Coghill is a citizen of the United States. The Drake Helix Holdings, LLC is a Wyoming limited liability company. Stoney Lonesome HF LP is a Delaware limited partnership.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons used cash and margin loans from one or more financial institutions to make the purchases of Common Stock listed in this Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Common Stock for investment purposes and intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer's financial position, results of operations, strategic direction, price levels of the Securities, conditions in the securities markets, general economic and industry conditions, and other investment opportunities, the Reporting Persons may, from time to time and at any time in the future, take such actions with respect to their investment in the Issuer as they deem appropriate.
These actions may include, without limitation: (i) engaging in communications with management and the Board of Directors of the Issuer regarding the Issuer's operations, strategic plans, capital allocation, corporate governance, board composition, management, and other matters concerning the Issuer's business; (ii) engaging in communications with other shareholders of the Issuer; (iii) purchasing additional Securities or selling some or all of their Securities; (iv) engaging with third parties, industry experts, investment professionals, and other relevant specialists regarding the Issuer; (v) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D; or (vi) formulating plans or proposals with respect to any of the foregoing.
The Reporting Persons may, without limitation, seek representation on the Issuer's Board of Directors, propose changes to the Issuer's capitalization, corporate structure, dividend policy, business operations, governance structure, or consider extraordinary corporate transactions involving the Issuer, including but not limited to mergers, reorganizations, asset sales, or other business combinations.
The Reporting Persons have no plans or proposals at this time which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate such plans or proposals, and to take any and all actions that the Reporting Persons may deem appropriate to maximize the value of their investment in the Issuer, which may include any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
For information regarding beneficial ownership, see the information presented on the cover page of this
Schedule 13D;
Number of shares as to which each person has sole or shared power to vote or dispose: For information regarding voting power, see the information presented on the cover page of this Schedule 13D;
Transactions in the class effected during the past sixty days:
Stoney Lonesome HF LP made purchases of the Common Stock in the last 60 days as described below. Each of these transactions were completed through open market purchases. No other Reporting Person made any transactions in the Common Stock during the last 60 days.

Date Shares purchased Price
March 10, 2025 4,963 $3.90
March 11, 2025 80,780 $4.11
March 12, 2025 57,924 $3.95
March 13, 2025 29,576 $3.89
April 1, 2025 26,535 $3.82
April 2, 2025 26,569 $3.70
April 3, 2025 40,000 $3.40
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons are not parties to any contracts, arrangements, understandings or relationships (legal or otherwise) among themselves or any other person with respect to any securities of the Issuer. A portion of Stoney Lonesome HF LP's beneficial ownership of the Issuer is in the form of long call options.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by ss.240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

## Signatures
- Stoney Lonesome HF LP: /s/Clint Coghill, Clint Coghill/President of General Partner (04/15/2025)
- The Drake Helix Holdings, LLC: /s/Clint Coghill, Clint Coghill/President (04/15/2025)
- Clint Coghill: /s/Clint Coghill, Clint Coghill (04/15/2025)